January 24, 2025

Vitalis Racius
Chief Financial Officer
Avant Technologies
c/o Eastbiz.com, Inc.
5348 Vegas Drive
Las Vegas, NV 89108

        Re: Avant Technologies
            Form 10-K and 10-K/A for the Year Ended March 31, 2024
            Form 10-Q and 10-Q/A for the Quarters Ended June 30 and September 30, 2024
            Response dated January 23, 2025
            File No. 333-225433
Dear Vitalis Racius:

       We have reviewed your January 23, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our January
8, 2025 letter.

Form 10-K/A for the fiscal year ended March 31, 2024
Report of Independent Registered Public Accounting Firm, page 24

1. We note the report of your independent registered public accounting firm included in your Form 10-K/A, filed in response to prior comment 1, continues to state "[i]n our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2021, and the results of its operations and its cash flows for the fiscal year ended March 31, 2024, in conformity with the accounting principles generally accepted in the United States of America."
       As previously requested, amend your Form 10-K and have your auditors reissue their report with references to the appropriate financial statements (i.e. as of March 31,
       2024 and 2023, and for the two years in the period ended March 31,
2024).
 January 24, 2025
Page 2

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Chris Winter, CEO